Mail Stop 3561

April 24, 2009

O. Bruton Smith
Chief Executive Officer
Sonic Automotive, Inc.
6415 Idlewild Road, Suite 109
Charlotte, North Carolina 28212

> **Re:** **Sonic Automotive, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **File No. 1-13395**

Dear Mr. Smith:

We have completed our review of your Form 10-K and related filings and have no further comment at this time.

Sincerely,

H. Christopher Owings
Assistant Director